UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 March, 2010

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure:   Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the
issuer

CRH plc

2. State whether the notification relates to (i) a transaction notified in accordance with the Market Abuse Rules
; (ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or  (iii) both (i) and (ii).

(iii) both (i) and (ii)

3. Name of
person discharging managerial responsibilities
/
director

Glenn A. Culpepper

4. State whether notification relates to a
person
connected with a
person discharging managerial responsibilities
/
director
named in 3 and identify the
connected person

No

5. Indicate whether the notification is in respect of a holding of the person
referred to in 3 or 4 above or in respect of a non-beneficial interest

Glenn A. Culpepper

6. Description of
shares
(including
class
), debentures or derivatives or financial instruments relating to shares

Ordinary shares of €0.32 each

7. Name of registered shareholders(s) and, if more than one, the number of shares
held by each of them

Glenn A. Culpepper                                                            36,991
Bank of Ireland Nominees Limited Acct BONYADR             179

8. State the nature of the transaction

(i)        Exercise of share option
(ii)       Sale of shares

9. Number of
shares
, debentures or financial instruments relating to
shares
acquired

51,532

10. Percentage of issued
class
acquired (
treasury shares
of that
class
should not be taken into account when calculating percentage)

0.007374%

11. Number of
shares
, debentures or financial instruments relating to
shares
disposed

51,532

12. Percentage of issued
class
disposed (
treasury shares
of that
class
should not be taken into account when calculating percentage)

0.007374%

13. Price per
share
or value of transaction

(i)        18,262 @ €16.2381; 11,090 @ €16.4830; 22,180 @ €11.9565
(ii)       €18.50

14. Date and place of transaction

(i)        24th March 2010, Dublin
(ii)       24th March 2010, The Irish Stock Exchange

15. Total holding following notification and total percentage holding following notification (any treasury shares
should not be taken into account when calculating percentage)

37,170 (including 179 held in the form of ADR's); 0.005319
%

16. Date issuer informed of transaction

24th March 2010

If a
person discharging managerial responsibilities
has been granted options by the
issuer
complete the following boxes

17 Date of grant

Not applicable

18. Period during which or date on which it can be exercised

Not applicable

19. Total amount paid (if any) for grant of the option

Not applicable

20. Description of
shares
or debentures involved (
class
and number)

Not applicable

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

Not applicable

22. Total number of
shares
or debentures over which options held following notification

Not applicable

23. Any additional information

Not applicable

24. Name of contact and telephone number for queries

Neil Colgan
+353 1 6344340

Name and signature of duly designated officer of
issuer
responsible for making notification

Neil Colgan
Company Secretary

Date of notification

24th March 2010

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date   24 March, 2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director